UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of March, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                      Press Release
[LOGO - GRUPO TELEVISA, S.A.]                         FOR IMMEDIATE RELEASE
                                                      ---------------------


Mexico City, March 13, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), today issued the following statement:

In response to press reports regarding Televisa's potential involvement in the process announced by Univision on February 8, 2006, we are in the early stages of analyzing different alternatives to determine what, if any, course of action makes sense for us. At this point, we are not participating in the process, and we have had no discussions or negotiations with Univision. In addition, we have no agreements with any third party to form a group or consortium.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###

   INVESTOR RELATIONS CONTACTS:                      MEDIA RELATIONS CONTACT:

   MICHEL BOYANCE / ALEJANDRO EGUILUZ                MANUEL COMPEAN
   Tel: (5255) 5261-2445                             Tel: (5255) 5728 3815
   Fax: (5255)5261-2494                              Fax: (5255) 5728 3632
   ir@televisa.com.mx                                mcompean@televisa.com.mx
   ------------------                                ------------------------

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: March 13, 2006                        By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President